UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2009

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2009	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 24, 2010

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2009	2008
ASSETS
Cash and cash equivalents	$—	$938

Investments:
Investments, at fair value	425,240	304,929
Fully benefit-responsive investment contracts, at fair value	83,277	76,868

Total investments	508,517	381,797

Receivables:
Employee contributions	1,044	245
Employer contributions	457	96
Due from broker for securities sold	98	158
Investment income	81	141

Total receivables	1,680	640

Total assets	510,197	383,375

LIABILITIES
Accrued expenses and other liabilities	220	249
Due to broker for securities purchased	126	545

Total liabilities	346	794

Net assets reflecting all investments at fair value	509,851	382,581

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,656)	1,909

Net assets available for benefits	$507,195	$384,490

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2009
Additions to net assets attributed to:
Investment income:
Dividends	$2,788
Interest	3,442
Net appreciation in fair value of investments	98,714

Total investment gain	104,944

Contributions:
Employee	45,471
Employer	17,848
Rollover	1,625

Total contributions	64,944

Total additions attributed to investments and contributions	169,888

Deductions from net assets attributed to:
Plan transfers (Note 1)	9,615
Benefits paid to participants	36,104
Plan expenses	1,464

Total deductions	47,183

Net increase in net assets available for benefits	122,705

Net assets available for benefits, beginning of year	384,490

Net assets available for benefits, end of year	$507,195

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which were appointed by the Company’s Board of Directors (the “Board”) or its designee.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan and JPMorgan Retirement Plan Services LLC (“JPM RPS”) is the recordkeeper for the Plan.

Related Party Transactions

Certain short term investments for the Plan are invested in a fund managed by JPMorgan Asset Management, an affiliate of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. During the year ended December 31, 2009, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $13.3 million and purchased Viacom Class B common stock at a cost of $9.9 million. During the year ended December 31, 2009, Viacom Class A and Class B common stock appreciated $24.5 million related to the net of realized and unrealized gains and losses.

Plan Transfers

On January 12, 2009, the assets in the Plan attributable to freelance and project-based employees of MTV Networks, in the amount of approximately $9.6 million, were transferred to the Viacom 401(k) Plan for Project Based Employees, which is a new plan effective as of January 1, 2009.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among fifteen investment options. These investment options include separately managed investment portfolios,

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 2.

Contributions

Effective April 1, 2009, participants are permitted to contribute up to 50% of annual compensation, subject to applicable Code limitations discussed below, on a combination before-tax and/or after-tax basis with after-tax contributions limited to 15%. Prior to April 1, 2009, the Plan permitted participants to contribute up to 15% of annual compensation on a before-tax, or combination basis, subject to the applicable Code limitations. Effective January 1, 2010, participants are no longer permitted to contribute to the Plan on an after-tax basis.

Any eligible employee is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 45th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $16,500 for 2009. Compensation considered under the Plan based on Code limits could not exceed $245,000 for 2009. The Code also limited annual aggregate participant and employer contributions to the lesser of $49,000 or 100% of compensation in 2009. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions if the participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,500 in 2009.

Effective April 1, 2009, the employer matching contribution is equal to 100% of the first 1% and 50% of the next 5% of eligible compensation contributed on a before-tax basis and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions. Prior to April 1, 2009, the employer matching contribution was equal to 60% of the first 5% of eligible compensation contributed on a before tax-basis. Employer matching contributions were initially invested entirely in Viacom Class B common stock with participants able to transfer the employer matching contributions to any other investment fund offered under the Plan at any time.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Effective April 1, 2009, employer matching contributions vest at 100% after two years of service. Prior to April 1, 2009, employer matching contributions vested at 20% per year of service, becoming fully vested after five years of service. Of these two vesting schedules, a participant who was an employee on March 31, 2009 will be vested in their matching contributions at whichever vesting schedule is more beneficial to the participant, based on years of service.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Transition rules apply to participants of plans that were merged into the Plan. If participants terminate employment prior to being vested in their employer matching contributions, upon distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses. As of December 31, 2009, the Company had forfeitures of approximately $2.4 million available to be used as noted above, which includes interest earned on forfeitures of approximately $0.1 million. Employer matching contributions of approximately $0.6 million were forfeited in 2009 and the Company utilized forfeitures of approximately $0.4 million in 2009 to pay administrative expenses.

Loans to Participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Included in Investments, at fair value on the Statements of Net Assets Available for Benefits are loans outstanding of $7.1 million which carried interest rates ranging from 4.25% to 12% as of December 31, 2009.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw all of their after-tax and rollover contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions and the vested portion of employer matching contributions through December 31, 2009, provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer matching contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping and Trustee fees are paid from participant accounts. For 2009, $0.8 million was paid to JPM RPS for recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Fair Value Measurements and Income Recognition

Financial Accounting Standards Board (“FASB”) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. Substantially all common stocks are classified within level 1 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the audited financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $38,212 and $109,136 at December 31, 2009 and 2008, respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 7 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are carried at amortized cost, which approximates fair value and are classified within level 2 of the valuation hierarchy.

Participant Loans: Participant loans are valued at amortized cost, which approximates fair value and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2009
(in thousands)	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks
Consumer	$75,898	$—	$75,898
Information Technology	26,285	—	26,285
Financial	10,987	—	10,987
Industrial	9,399	—	9,399
Health Care	8,806	—	8,806
Energy	7,785	—	7,785
Other	3,877	—	3,877

Total Common Stocks	$143,037	$—	$143,037

Common / Collective Trust Funds
Index	$—	$86,378	$86,378
Growth	—	58,470	58,470
Fixed Income	—	33,072	33,072
Other	—	3,470	3,470

Total Common/Collective Trust Funds	$—	$181,390	$181,390

Registered Investment Companies
Growth	$42,318	$—	$42,318
Balanced Funds	45,269	—	45,269
Index	3,086	—	3,086

Total Registered Investment Companies	$90,673	$—	$90,673

Synthetic Guaranteed Investment Contracts	$—	$83,277	$83,277
U.S. Government Securities	—	3,039	3,039
Participant Loans	—	7,101	7,101

Total Investments At Fair Value	$233,710	$274,807	$508,517

	Investments at Fair Value as of December 31, 2008
(in thousands)	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks	$103,922	$864	$104,786
Common / Collective Trust Funds	—	126,949	126,949
Registered Investment Companies	60,806	—	60,806
Synthetic Guaranteed Investment Contracts	—	76,868	76,868
U.S. Government Securities	—	4,950	4,950
Participant Loans	—	7,438	7,438

Total Investments At Fair Value	$164,728	$217,069	$381,797

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2009	2008
Blackrock Equity Index Fund (2)	$64,330	$48,683
Viacom Class B Common Stock	$60,796	$40,120
EB CIS Aggregate Bond Index Fund of the Bank of New York Mellon(3)	$33,072	$26,844
Capital Guardian International Equity Fund	$29,935	$23,527
Capital Guardian Emerging Markets Equity Fund	$28,535	$—	(1)

(1)	Represents less than 5% during the respective year.
(2)	This Fund was previously named Barclays Global Investors S&P 500 Index Fund in 2008.
(3)	This Fund was previously named Mellon Bank EB SMAM Aggregate Bond Index Fund in 2008.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

During the year ended December 31, 2009 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies (mutual funds)	$15,268
Common stocks	45,028
Common/Collective trust funds	38,380
Other investments	38

Net appreciation in fair value of investments	$98,714

NOTE 5—INCOME TAX STATUS

On October 9, 2008, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 6—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund. As required by the guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the INVESCO Fund from fair value to contract value for fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits are prepared on a contract value basis.

The INVESCO Fund (the “Fund”) invests primarily in fully benefit-responsive investment contracts such as traditional GICs and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The fair value of the investment contracts use a formula that is based on the characteristics of the underlying fixed income portfolio under each contract, as further described below.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $80.6 million held by the INVESCO Fund at December 31, 2009:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	A+/Aa3		$23
	IGT INVESCO Short-term Bond Fund		$19,968

			19,968	23	$(514)
ING Life & Annuity	Wrapper	A+/A2		15
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		15,225

			15,225	15	(689)
Monumental Life Insurance Co	Wrapper	AA-/A1		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		15,192

			15,192	0	(685)
Pacific Life Insurance Co	Wrapper	AA-/A1		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		12,982

			12,982	0	(278)
State Street Bank	Wrapper	AA-/Aa2		0
	IGT INVESCO Short-term Bond Fund		19,872

			19,872	0	(490)

Total			$83,239	$38	$(2,656)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $78.8 million held by the INVESCO Fund at December 31, 2008:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	AA-/Aaa		$45
	IGT INVESCO Short-term Bond Fund		$18,440

			18,440	45	$575
ING Life & Annuity	Wrapper	AA/Aa3		15
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		14,042

			14,042	15	258
Monumental Life Insurance Co	Wrapper	AA/Aa3		34
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		14,018

			14,018	34	224
Pacific Life Insurance Co	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		11,912

			11,912	0	251
State Street Bank	Wrapper	AA/Aa1		15
	IGT INVESCO Short-term Bond Fund		18,347

			18,347	15	601

Total			$76,759	$109	$1,909

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 3.13% and 7.10% for 2009 and 2008, respectively, and crediting interest rates to investments at fair value were approximately 4.15% and 4.25% at December 31, 2009 and 2008, respectively.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2009	2008
Net assets available for benefits per the financial statements	$507,195	$384,490
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,656	(1,909)
Amounts allocated to withdrawing participants	(145)	(175)
Deemed distribution of participant loans	(262)	(204)

Net assets available for benefits per the Form 5500	$509,444	$382,202

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2009
Benefits paid to participants per the financial statements	$36,104
Add: Amounts allocated to withdrawing participants at December 31, 2009	145
Less: Amounts allocated to withdrawing participants at December 31, 2008	(175)
Deemed loan offsets	(50)

Benefits paid to participants per the Form 5500	$36,024

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2009 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2009
Total additions attributed to investments and contributions per the financial statements	$169,888
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,565

Total income per the Form 5500 (including Plan transfers)	$174,453

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2009
Net increase in net assets available for benefits per the financial statements	$122,705
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,565
Amounts allocated to withdrawing participants at December 31, 2009	(145)
Amounts allocated to withdrawing participants at December 31, 2008	175
Deemed loan offsets	50 (1)
Deemed distribution of participant loans	(108)

Net income per the Form 5500 (including Plan transfers)	$127,242

(1)	Previously reported as a deemed loan distribution on 2008 Form 5500.

NOTE 9—SUBSEQUENT EVENTS

Effective January 1, 2010, employees of Black Entertainment Television, LLC (“BET”) became participants of the Plan. Assets of approximately $19 million were transferred into the Plan from the BET 401(k) Plan in February 2010.

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2009

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks
ACCENTURE PLS CLS ‘A’			496
AEGON NV AMER REGD CERT			128
ALTERA CORP COM STK			540
AMAZON COM INC COM STK			630
AMGEN INC COM STK			939
ANALOG DEVICES INC COM STK			591
AOL INC			118
APOLLO GROUP INC CLASS ‘A’ COM STK			831
APPLE INC COM STK			1,870
AUTODESK INC COM STK			84
BAKER HUGHES INC COM STK			810
BANK OF NEW YORK MELLON CORP COM STK			420
BARRICK GOLD CORP COM			421
BB&T CORP COM STK			261
BEST BUY CO INC COM STK			496
BHP BILLITON LIMITED ADR			558
BMC SOFTWARE INC COM STK			721
BOEING CO COM STK			610
BOSTON SCIENTIFIC CORP COM STK			405
CADENCE DESIGN SYSTEMS INC COM STK			90
CAPITAL ONE FINANCIAL CORP COM STK			1,028
CARDINAL HEALTH INC COM STK			61
CAREFUSION CORP			250
CARMAX INC COM STK			121
CATERPILLAR INC COM STK			351
CEMEX S.A.B. DE C.V. ADR			175
CHEVRON CORP COM STK			616
CISCO SYSTEMS INC COM STK			1,811
CITRIX SYSTEMS INC COM STK			374
COACH INC COM STK			964
COMCAST CORP COM CLS ‘A’			1,152
COMPUTER SCIENCES CORP COM STK			391
COMPUWARE CORP COM STK			181
CONSOL ENERGY INC COM STK			553
COVIDIEN PLC SHS			851
CREDIT SUISSE GROUP ADR			133
CUMMINS INC COM STK			537
DIAGEO ADR			160
DIRECTV COM USD0.01 CLASS ‘A’			115
DISH NETWORK CORP CLASS ‘A’ COM STK			156
DOMTAR CORPORATION COM STK			58
DOW CHEMICAL CO COM STK			774

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2009

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
DR HORTON INC COM STK			80
EATON CORP COM			616
EBAY INC COM STK			1,008
ELECTRONIC ARTS COM STK			124
EMC CORP COM STK			724
ERICSSON(LM) TEL ADR			234
FEDEX CORP COM STK			1,755
FREEPORT-MCMORAN COPPER & GOLD INC COM STK			474
GENERAL DYNAMICS CORP COM STK			809
GENERAL ELECTRIC CO. COM STK			971
GENWORTH FINANCIAL INC COM STK			74
GLAXOSMITHKLINE ADR			845
GOLDMAN SACHS GROUP INC COM STK			967
GOOGLE INC COM STK CLS ‘A’			1,717
HALLIBURTON CO COM STK			694
HARLEY DAVIDSON COM STK			555
HARTFORD FINANCIAL SERVICES GRP INC COM STK			1,302
HESS CORP COM STK			707
HEWLETT-PACKARD CO COM STK			1,803
HITACHI ADR			107
HOME DEPOT INC COM STK			665
HSBC HLDGS ADR			292
ILLINOIS TOOL WORKS INC COM STK			642
INTERNATIONAL GAME TECHNOLOGY COM STK			798
INTERPUBLIC GROUP COMPANIES INC COM STK			148
ITAU UNIBANCO HLDG SA ADR			447
JOHNSON CONTROLS INC COM STK			496
JUNIPER NETWORKS COM STK			666
KONINKLIJKE PHILIPS ELECTRONICS NV ADR			118
LEGG MASON INC COM STK			151
LIBERTY GLOBAL INC COM STK SERIES ‘C’			66
LIBERTY GLOBAL INC COM STK SER ‘A’			61
LIBERTY MEDIA CORP (NEW) SER ‘A’			16
LIBERTY MEDIA HOLDING COM STK ‘A’			337
LINCOLN NATIONAL CORP COM STK USD			453
LOEWS CORP COM STK			220
LOWES COMPANIES INC COM STK			594
MACY’S INC COM STK			235
MASCO CORP COM STK			195
MASTERCARD INC COM STK			704
MAXIM INTEGRATED PRODUCTS COM STK			406
MCAFEE INC COM STK			491
MEDTRONIC INCCOM STK			215

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2009

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
MERCK & CO INC(NEW) COM STK			1,093
MGM MIRAGE INC COM STK			490
MICROSOFT CORP COM STK			1,939
MOLEX INC CLASS ‘A’ N.VTG COM STK			210
MOODY’S CORP COM STK			841
MOTOROLA INC			920
NATIONAL OILWELL VARCO INC COM STK			709
NETAPP INC COM			1,296
NEWS CORP CLASS ‘A’ NON VTG COM STK			1,001
NOKIA CORP ADR			148
NOVARTIS AG ADR			925
OCCIDENTAL PETROLEUM CORP COM			960
ORACLE CORP COM STK			1,568
PACCAR INC COM STK			795
PANASONIC CORP ADR			439
PETROLEO BRASILEIRO SA PETROBRAS ADS			314
PFIZER INC COM STK			773
PITNEY BOWES INC COM STK			228
PRECISION CASTPARTS CORP COM			970
QUALCOMM INC COM STK			1,148
ROYAL DUTCH SHELL ADR			240
SANOFI-AVENTIS ADR			667
SCHLUMBERGER COM STK			1,795
SIEMENS AG ADR			510
SLM CORP COM STK			242
SONY CORP ADR			554
SPRINT NEXTEL CORP FON COM STK			414
STAPLES INC COM STK			826
STATE STREET CORP COM STK			74
SUNTRUST BANKS INC COM STK			679
SYMANTEC CORP COM STK			227
SYNOPSYS INC COM STK			167
TARGET CORP COM STK			569
TEVA PHARMACEUTICAL INDUSTRIES ADR			377
TEXAS INSTRUMENTS INC COM STK			710
THE MOSAIC COMPANY			547
THERMO FISCHER SCIENTIFIC INC COM STK			52
TIME WARNER CABLE INC			452
TIME WARNER INC			826
TRANSOCEAN LTD			387
TRAVELERS COS INC/THE			399
TYCO ELECTRONICS LTD SWITZERLD SHS			245
TYCO INTERNATIONAL LTD.			293

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2009

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
UBS AG			463
UNITEDHEALTH GROUP INC COM STK			616
US BANCORP DELAWARE COM STK			169
VERISIGN COM STK			334
* VIACOM INC CLASS A			485
* VIACOM INC CLASS B			60,796
VISA INC ‘A’			495
VODAFONE GROUP SPON ADR			289
VULCAN MATERIALS CO COM STK			168
WALGREEN CO COM STK			404
WAL-MART STORES INC COM STK			385
WELLPOINT INC COM STK			734
WELLS FARGO & CO COM STK			2,244
WESTERN UNION COMPANY (THE) COM STK			596
XEROX CORP COM STK			465
YAHOO INC COM STK			562

Total Common Stocks			143,037

Registered Investment Companies
DFA U.S. Small Cap Fund			19,163
Vanguard FTSE Social Index Fund			3,086
Vanguard Lifestrategy Conservative Growth Fund			21,693
Vanguard Lifestrategy Moderate Growth Fund			23,576
Vanguard Lifestrategy Growth Fund			23,155

Total Registered Investment Companies			90,673

Common/Collective Trusts, U.S. Government Securities and GICs
Blackrock Equity Index Fund			64,330
Blackrock Mid Cap Equity Index Fund			22,048
Capital Guardian Emerging Markets Equity Fund			28,535
Capital Guardian International Equity Fund			29,935
* JP Morgan U.S. Government Fund			3,039
Mellon Capital Tactical Asset Allocation Fund			3,470
EB CIS Aggregate Bond Index Fund of the Bank of New York Mellon			33,072
Bank of America – Contract #05-066	IGT INVESCO Shrt Trm Bond; Evergreen		19,968
Bank of America Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(491	)(2)
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		15,225
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(674	)(2)
Monumental – Contract #MDA00730TR	IGT MxMgr A+ Int G/C; Evergreen		15,192
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(685	)(2)

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2009

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Pacific Life In – Contract #G-27279.01.0001	IGT MxMgr A+ Core; Evergreen		12,982
Pacific Life In Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(278	)(2)
State Street Bank – Contract #106001	IGT INVESCO ShrtTrm Bond; Evergreen		19,872
State Street Bank Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(490	)(2)

Total Common/Collective Trusts, U.S. Government Securities and GICs			267,706	(3)

Loans to Participants	Various maturities and interest rates ranging from 4.25% to 12%		7,101

Grand Total			$508,517

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts include wrappers at fair value of $38 and adjustment to contract value of ($2,656).
(3)	Adjustment to contract value is not included in the total Common/Collective Trusts, U.S. Government Securities and GICs balance of $267,706.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 24, 2010	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Member of the Viacom Retirement Committee